Exhibit 17.1

Dr. Ben-Zion Weiner

August 22, 2014

Board of Directors
BreedIT Corp.

Re: Letter of Resignation

Gentlemen:

I hereby resign my position as a director of BreedIT Corp. (the "Corporation"), effective today, August 22, 2014. The reason for my resignation as a director is because of the amount of time I must devote to my other business interests and obligations. Notwithstanding the forgoing, I am pleased to accept my appointment by the Corporation's board of directors to serve as Vice-Chairman of the Corporation's Scientific Advisory Board.

I have had no disagreements with the Corporation's operations, policies or practices.

Yours truly,

/s/: Ben-Zion Weiner
Dr. Ben-Zion Weiner